June 11, 2026

Mark J. Grescovich
Chief Executive Officer
Banner Corporation
10 S. First Avenue
Walla Walla, WA 99362

        Re: Banner Corporation
            Registration Statement on Form S-4
            Filed June 3, 2026
            File No. 333-296472
Dear Mark J. Grescovich:
       This is to advise you that we have not reviewed and will not review your registration statement.
       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
       Please contact Robert Arzonetti at 202-551-8819 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Finance
cc:    April Hamlin